UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Daniel Stencel

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,495
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,495
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,495
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.0% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 73.4% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 73.4% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,311 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,311 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,311 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.3% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 73.4% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC HOLDINGS II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,786 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,786 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,786 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 30.8% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 72,293,882 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 72,293,882 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 72,293,882 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 25.6% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 19,525 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,525 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,319 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,319 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,319 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 20.0% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,311(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,311(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,311(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.3% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 254,116,311(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 254,116,311(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 254,116,311(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.6% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 72,293,882 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 72,293,882 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 72,293,882 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 25.6% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 19,525 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,525 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 72,293,882 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 72,293,882 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 72,293,882 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 25.6% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 19,525 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,525 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 77,293,882 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 77,293,882 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 77,293,882 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 26.9% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 19,525 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,525 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 383,627,512 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 383,627,512 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 383,627,512 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 88.8% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 47,682 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 47,682 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 384,801,454 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 384,801,454 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 384,801,454 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 89.0% (1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 47,682 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 47,682 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 209,948,400 shares of common stock outstanding as of January 29, 2015.

Amendment No. 39 to Schedule 13D

This Amendment No. 39 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 filed on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014, Amendment No. 31 filed on February 12, 2014, Amendment No. 32 filed on February 21, 2014, Amendment No. 33 filed on April 7, 2014, Amendment No. 34 filed on June 23, 2014, Amendment No. 35 filed on August 4, 2014, Amendment No. 36 filed on August 20, 2014, Amendment No. 37 filed on September 5, 2014, and Amendment No. 38 filed on November 25, 2014. Except as specifically provided herein, this Amendment No. 39 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby replaced as follows:

(a) The Reporting Persons are:

1. LED Holdings, LLC

2. PP IV (AIV) LED, LLC

3. PP IV LED, LLC

4. Pegasus Partners IV, L.P.

5. LSGC Holdings LLC

6. LSGC Holdings II LLC

7. LSGC Holdings III LLC

8. PCA LSG Holdings, LLC

9. Pegasus Investors IV, L.P.

10. Pegasus Investors IV GP, L.L.C.

11. Pegasus Partners V, L.P.

12. Pegasus Investors V, L.P.

13. Pegasus Investors V (GP), L.L.C.

14. Pegasus Capital, LLC

15. Craig Cogut

(b) The business address of each of the Reporting Persons is:

c/o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(c) Each of the Reporting persons is engaged in the business of investment.

(d) The Reporting persons (and the persons listed in Appendix A) have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons (and the persons listed in Appendix A) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1. LED Holdings, LLC - Delaware

2. PP IV (AIV) LED, LLC - Delaware

3. PP IV LED, LLC - Delaware

4. Pegasus Partners IV, L.P. – Delaware

5. LSGC Holdings LLC – Delaware

6. LSGC Holdings II LLC – Delaware

7. LSGC Holdings III LLC – Delaware

8. PCA LSG Holdings, LLC – Delaware

9. Pegasus Investors IV, L.P. – Delaware

10. Pegasus Investors IV GP, L.L.C. – Delaware

11. Pegasus Partners V, L.P. – Delaware

12. Pegasus Investors V, L.P. – Delaware

13. Pegasus Investors V (GP), L.L.C. – Delaware

14. Pegasus Capital, LLC – Connecticut

15. Craig Cogut – United States

PPIV is the managing member of LSGC Holdings and the sole member of LSGC Holdings II. PIIV is the general partner of PPIV and PIGP is the general partner of PIIV. PIGP is wholly owned by PCLLC. PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut. PCLLC is the managing member of PCA Holdings. As disclosed above, PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut.

Each of PPIV, PIIV, PIGP, PCLLC and Mr. Cogut disclaims beneficial ownership of any securities of Lighting Science Group Corporation (the “Issuer”) as to which this Amendment No. 39, as may be amended, relates, other than any securities directly held by such persons, as applicable, and this Amendment No. 39 shall not be deemed an admission that any of such Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

LSGC Holdings, as a controlling member of LED Holdings may be deemed to be the beneficial owner of shares of common stock of the Issuer held by LED Holdings. LSGC Holdings disclaims beneficial ownership of the shares of common stock held by LED Holdings, and this Amendment No. 39, as may be amended, shall not be deemed an admission that LSGC Holdings is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

Pegasus Partners V, L.P. (“PPV”) is the sole member of LSGC Holdings III LLC (“LSGC Holdings III”). Pegasus Investors V, L.P. (“PIV”) is the general partner of PPV and Pegasus Investors V (GP), L.L.C. (“PIVGP”) is the general partner of PIV. PCLLC is the sole member of PIVGP and, as disclosed above, PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut.

Each of PPV, PIV, PIVGP, PCLLC and Mr. Cogut disclaims beneficial ownership of any securities of the Issuer held by LSGC Holdings III, and this Amendment No. 39 shall not be deemed an admission that any of such Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

Attached as Appendix A is information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person. Appendix A is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and between PCA Holdings and LSGC Holdings III dated January 30, 2015, LSGC Holdings III purchased from PCA Holdings 8,000 Series J Units of the Issuer for a purchase price of $1,000 per Series J Unit for total consideration of $8,000,000. Each Series J Unit consists of one share of Series J Convertible Preferred Stock, par value $0.001 per share (the “Series J Preferred Stock”), and a warrant to purchase 2,650 shares of the Issuer’s common stock. Each share of Series J Preferred Stock is immediately convertible into shares of the Issuer’s common stock upon receipt at a price per share of common stock equal to $0.95, subject to certain anti-dilution adjustments described in the Amended and Restated Certificate of Designation of the Series J Convertible Preferred Stock (the “Series J Preferred COD”). The Series J Preferred Stock has no expiration date. The designations, powers, rights, and preferences of the Series J Preferred Stock are governed by the Series J Preferred COD, which was filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The warrants included in the Series J Units contain substantially the same terms as the warrants issued to PCA Holdings on January 3, 2014, a copy of which was filed as Exhibit 4.5 to the Issuer’s Form 8-K filed with the SEC on January 8, 2014. However, of the 8,000 warrants included in the 8,000 Series J Units, 4,000 of the warrants could be exercised beginning on August 27, 2014 (the “August 27 Warrants”), 2,000 of the warrants could be exercised beginning on August 20, 2014 (the “August 20 Warrants”), and 2,000 of the warrants could be exercised beginning on August 14, 2014 (the “August 14 Warrants”, and together with the August 27 Warrants and August 20 Warrants, the “Purchased Warrants”). Each of the Purchased Warrants has an exercise price of $0.001, subject to adjustment as set forth in the Purchased Warrants. The August 27 Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) August 27, 2019, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the August 27 Warrants), or (iii) the date of any Change of Control (as defined in the August 27 Warrants). The August 20 Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) August 20, 2019, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the August 20 Warrants), or (iii) the date of any Change of Control (as defined in the August 20 Warrants). The August 14 Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) August 14, 2019, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the August 14 Warrants), or (iii) the date of any Change of Control (as defined in the August 14 Warrants).

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Series J Subscription Agreement

Pursuant to a Series J Subscription Agreement by and between the Issuer and LSGC Holdings III dated January 30, 2015 (the “Series J Subscription Agreement”), LSGC Holdings III purchased 11,525 Series J Units of the Issuer for a purchase price of $1,000 per Series J Unit for total consideration of $11,525,000. Each Series J Unit consists of one share of Series J Preferred Stock and a warrant to purchase 2,650 shares of the Issuer’s common stock (a “Subscription Agreement Warrant”). Each share of Series J Preferred Stock is immediately convertible into shares of the Issuer’s common stock upon receipt at a price per share of common stock equal to $0.95, subject to certain anti-dilution adjustments described in the Series J Preferred COD. The Series J Preferred Stock has no expiration date. The designations, powers, rights, and preferences of the Series J Preferred Stock are governed by the Series J Preferred COD, which was filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The Subscription Agreement Warrants contain substantially the same terms as the warrants issued to PCA Holdings on January 3, 2014, a copy of which was filed as Exhibit 4.5 to the Issuer’s Form 8-K filed with the SEC on January 8, 2014. The Subscription Agreement Warrants have an exercise price of $0.001, subject to adjustment as set forth in the Subscription Agreement Warrants and may be exercised beginning on January 30, 2015. The Subscription Agreement Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) January 30, 2020, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the Subscription Agreement Warrants), or (iii) the date of any Change of Control (as defined in the Subscription Agreement Warrants).

The foregoing description of the Series J Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series J Subscription Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to common stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based upon 209,948,400 shares of common stock outstanding as of January 29, 2015.

(c) Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of this Schedule 13D is incorporated by reference herein.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated by reference herein.

The Securities Purchase Agreement is filed as Exhibit 99.1 to this Amendment No. 39 to Schedule 13D and is incorporated by reference herein.

The Series J Subscription Agreement is incorporated by reference as Exhibit 99.2 to this Amendment No. 39 to Schedule 13D and is incorporated by reference herein.

On February 6, 2015, the Reporting Persons entered into an Agreement Regarding the Joint Filing of Schedule 13D (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is filed as Exhibit 99.3 to this Amendment No. 39 to Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Securities Purchase Agreement, dated January 30, 2015, by and between PCA LSG Holdings, LLC and LSGC Holdings III LLC.

99.2	Series J Subscription Agreement, dated January 30, 2015, by and between Lighting Science Group Corporation and LSGC Holdings III LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 5, 2015).

99.3	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

LED HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS III LLC

By:	Pegasus Partners V, L.P., its sole member

By:	Pegasus Investors V, L.P., its general partner

By:	Pegasus Investors V (GP), L.L.C., its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNER V, L.P.

By:	Pegasus Investors V, L.P., its general partner

By:	Pegasus Investors V (GP), L.L.C., its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V, L.P.

By:	Pegasus Investors V (GP), L.L.C., its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V (GP), L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Appendix A

BOARD OF MANAGERS OF LED HOLDINGS, LLC

Name	Position	Address
Richard Davis	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Manager	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV (AIV) LED, LLC
Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

EXECUTIVE OFFICERS OF PP IV LED, LLC
Name	Position	Address
Richard Davis	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Vice President and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS IV, L.P.
Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS LLC
Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER OF LSGC HOLDINGS II LLC
Name	Position	Address
Pegasus Partners IV, L.P.	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS INVESTORS IV, L.P.
Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PEGASUS INVESTORS IV GP, L.L.C.
Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Craig Cogut	President and Chairman	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Richard Davis	Chief Operating Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Anne Frank-Shapiro	Chief Compliance Officer and Chief Administrative Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICER OF PEGASUS CAPITAL, LLC
Name	Position	Address
Craig Cogut	President and Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PCA LSG Holdings, LLC
Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Craig Cogut	President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

SOLE MEMBER OF LSGC HOLDINGS III LLC
Name	Position	Address
Pegasus Partners V, L.P.	Sole Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS PARTNERS V, L.P.
Name	Position	Address
Pegasus Investors V, L.P.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER OF PEGASUS INVESTORS V, L.P.
Name	Position	Address
Pegasus Investors V (GP), L.L.C.	General Partner	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF PEGASUS INVESTORS V (GP), L.L.C.
Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Craig Cogut	President and Chairman	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Richard Davis	Chief Operating Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807
Anne Frank-Shapiro	Chief Compliance Officer and Chief Administrative Officer	c/o Pegasus Capital Advisors, 99 River Road, Cos Cob, CT 06807